October 7, 2005

Mail Stop 7010


By U.S. Mail and facsimile to (909) 598-5808

Toresa Lou
Chief Executive Officer
Global ePoint, Inc.
339 South Cheryl Lane
City of Industry, California 91789


Re: 	Global ePoint, Inc.
	Amendment No. 1 to Registration Statement on Form S-3
	File No. 333-127734
	Amendment No. 1 to Registration Statement on Form S-3
	File No. 333-127735
Filed September 27, 2005

Dear Ms. Lou:

      We have reviewed your filings and have the following comments.
We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. We note your response to comment 1 of our letter dated
September
16, 2005. Please amend the Form 10-QSB filed on May 23, 2005 to contain the entire Subscription Agreement, including all schedules and exhibits. In addition, please amend the Form 8-K filed on June
9, 2005 to contain the entire Securities Purchase Agreement, including all schedules and exhibits. These exhibits are filed under paragraph (b)(10) to Regulation S-B and must be filed in their entirety as required by the applicable form. Note that absent an order granting confidential treatment or as otherwise explicitly permitted by Item 601, you must file complete copies, including attachments, of all required exhibits in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules.
If you believe that confidential treatment of particular terms is warranted, you may request confidential treatment pursuant to Rule 24b-2. Please see Staff Legal Bulletin 1 and the addendum thereto for further information about making confidential treatment requests.

2. We note your response to comment 2 of our letter dated
September
16, 2005. According to the footnotes to your selling stockholders` table, the sum of the number of warrants currently held by Mercator
Momentum Fund, LP, Mercator Momentum Fund III, LP, Monarch Pointe Fund, Ltd., and Hayden Communications is 493,286. In addition, we calculate that M.A.G. Capital, LLC owns 119,571 shares beneficially aside from those beneficially owned through its relationship with other selling stockholders and that, furthermore, some of these securities represent shares issuable upon the exercise of an unspecified quantity of warrants. Furthermore, after giving effect to the M.A.G. Capital`s beneficial ownership of the shares of the other selling security holders, the sum of the shares being offered under this registration statement is 795,000. Please revise your selling stockholders` table, as necessary, to eliminate these discrepancies. In addition, please indicate, by footnote or otherwise, the number of shares being offered by each shareholder that are issuable upon the exercise of warrants.

Description of Securities, pages 14, 15

3. Please revise this section of each prospectus to briefly disclose the limited right of first refusal to purchase securities that was granted to six entities pursuant to Section 4.5(b) of a Securities Purchase Agreement dated December 19, 2004.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Matt Franker, Staff Attorney, at (202) 551-
3749
or me at (202) 551-3760 with any questions.


Sincerely,



Pamela A. Long
Assistant Director


cc:	Daniel K. Donahue, Esq. (via facsimile 949/623-4452)
      Preston Gates & Ellis LLP
      1900 Main Street, Suite 600
      Irvine, California 92614-7319
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Toresa Lou
Global ePoint, Inc.
October 7, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

           DIVISION OF
CORPORATION FINANCE